N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of August 31st 2014

Fund	Name of Person	Ownership % of Series

As of March 1st 2014

Fund	Name of Person	Ownership % of Series

Columbia Global Equity Value Fund	American Enterprise Investment Services	28.67%